# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Robin Energy Ltd., CIK 0002039060
CUSIP: Y73118112
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001469336

## Reporting persons
- Empery Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 306,574; sole dispositive power 0; shared dispositive power 306,574; aggregate amount beneficially owned 306,574 (9.99% of the class)
  Comment: Includes 5,502 Common Shares issuable upon exercise of the Warrants (as defined in Item 2(a)).
- Ryan M. Lane: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 306,574; sole dispositive power 0; shared dispositive power 306,574; aggregate amount beneficially owned 306,574 (9.99% of the class)
  Comment: Includes 5,502 Common Shares issuable upon exercise of the Warrants (as defined in Item 2(a)).

## Item 1. Issuer
Name of issuer: Robin Energy Ltd.
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, G4 3036, Cyprus

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Common Shares, $0.001 par value per share (the "Common Shares") and the Common Shares issuable upon exercise of warrants (the "Warrants") of Robin Energy Ltd., a Marshall Islands corporation (the "Company"):

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Common Shares held by, and the Common Shares issuable upon exercise of the Warrants held by, funds to which the Investment Manager serves as investment manager (the "Empery Funds"); and

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Common Shares held by, and the Common Shares issuable upon exercise of the Warrants held by, the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Mr. Lane (the "Reporting Individual") is the managing member of a limited liability company that is the managing member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

1 Rockefeller Plaza, Suite 1205
New York, New York 10020
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 3,063,308 Common Shares outstanding, including 2,805,746 Common Shares outstanding as of December 23, 2025, as reported in the Company's Prospectus Supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on October 27, 2025 (after giving effect to the 1:5 reverse common share split on December 23, 2025) and 257,562 Common Shares issued upon exercise of Warrants exercised on December 31, 2025, and assumes exercise of the Warrants (subject to the Blocker (as defined below)).

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Shares (the "Blocker"), and the Common Shares listed as beneficially owned in Rows 6, 8 and 9 of the cover page for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants due to the Blocker.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all of the Common Shares held by, and the Common Shares issuable upon exercise of the Warrants (subject to the Blocker) held by, the Empery Funds. The Reporting Individual, as the managing member of a limited liability company that is the managing member of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all of the Common Shares held by, and the Common Shares issuable upon exercise of the Warrants (subject to the Blocker) held by, the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. Each of the Empery Funds and the Reporting Individual hereby disclaims any beneficial ownership of any such Common Shares.
Percent of class: 9.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a) above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Empery Asset Management, LP: /s/ Ryan M. Lane, By: Ryan M. Lane, Authorized Signatory (01/28/2026)
- Ryan M. Lane: /s/ Ryan M. Lane, Ryan M. Lane, individually (01/28/2026)